CLEARVIEW TRADING ADVISORS, INC.

Report Pursuant to Rule 17a-5 of

The Securities and Exchange Commission

Including Report of Independent Registered Public Accounting Firm

As of June 30, 2026

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-67501

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/25 (MM/DD/YY) AND ENDING 06/30/26 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Clearview Trading Advisors, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

10 Glenwood Road, Suite 904
(No. and Street)

Tenafly	NJ	07670
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Gregg Ettin	917-741-3974	gettin@clearviewtrading.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Jennifer Wray CPA, PLLC
(Name – if individual, state last, first, and middle name)

800 Bonaventure Way, Suite 168	Sugar Land	TX	77479
(Address)	(City)	(State)	(Zip Code)

11/30/2016	6328
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Gregg Ettin, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Clearview Trading Advisors, Inc., as of June 30, 2026, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Principal, Owner

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CLEARVIEW TRADING ADVISORS, INC.

Table of Contents

Jennifer Wray CPA PLLC

800 Bonaventure Way. Suite 168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Stockholder of Clearview Trading Advisors, Inc.,

Opinion on the Financial Statements

We have audited the accompanying statement of the financial condition of Clearview Trading Advisors, Inc. as of June 30, 2026, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Clearview Trading Advisors, Inc. as of June 30, 2026, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Clearview Trading Advisors, Inc.'s management. Our responsibility is to express an opinion on Clearview Trading Advisors, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Clearview Trading Advisors, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Jennifer Wray CPA PLLC

We have served as Clearview Trading Advisors, Inc.'s auditor since 2022.

Sugar Land, Texas

September 28, 2026

CLEARVIEW TRADING ADVISORS, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2026

ASSETS	
Current assets	
Cash and cash equivalents	$ 172,153
Accounts receivable	209,419
Prepaid expenses	2,480
Total assets	$ 384,052
LIABILITIES AND STOCKHOLDER'S EQUITY	
Current liabilities	
Accounts payable and accrued expense	$ 74,789
Commission payable	146,593
Total current liabilities	221,382
Commitments and Contingencies (Notes 4 and 7)	
Stockholder's Equity	
Common stock, no par value; 200 shares authorized	
200 shares issued and outstanding	12,500
Additional paid-in capital	1,190,754
Accumulated deficit	(1,040,584)
Total stockholder's equity	162,670
Total liabilities and stockholder's equity	$ 384,052

The accompanying notes are an integral part of this statement.

CLEARVIEW TRADING ADVISORS, INC.

Notes to the Financial Statement
June 30, 2026

(1) Organization and Nature of Business

Clearview Trading Advisors, Inc. (the “Company”) is a C-Corporation incorporated in the state of New York on October 17, 2006. It is organized to be active in various aspects of the securities industry and is registered to be a broker-dealer with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC). The Company is a non-clearing broker and does not handle any customer funds or securities. The Company was located in New York City through January 31, 2021. Effective that date, the Company moved its operations to Tenafly, New Jersey. Customers are located throughout the United States.

The Company’s current membership agreement with FINRA states the firm will operate under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. None of the business activities conducted by the Company during the year ended June 30, 2025 fall under Paragraph (k)(2)(ii). Accordingly, the business activities conducted by the Company during the year ended June 30, 2025 relied upon Footnote 74 of the SEC Release No. 34-70073.

(2) Summary of Significant Accounting Policies

Significant Credit Risk and Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

There were no liabilities subordinated to claims of general creditors during the year ended June 30, 2026.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business. Cash and cash equivalents include money market accounts. Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and amounts due from broker dealers.

The Company maintains cash and money market balances with commercial banks and other major institutions. At times, such amounts may exceed Federal Deposit Insurance Corporation limits.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized with respect to the future tax consequences attributable to differences between the tax basis of assets and liabilities and their carrying amounts for financial statement purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date

(3) **Summary of Significant Accounting Policies (Continued)**

Income Taxes

Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under the guidance, the Company assesses the likelihood, based on technical merit, that the tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company recognizes the accrual of any interest and penalties to unrecognized tax benefits in income tax expense.

The Company is subject to routine audits by tax authorities; however, there are currently no audits for any tax periods in progress. The company believes that the tax years 2022 to 2025 may still be subject to income tax examination.

Fair Value of Financial Instruments

The Company's financial instruments, including cash, prepaid expenses and accounts payable and accrued expenses, are carried at cost, which approximates their fair value because of the short-term nature of these assets and liabilities.

(3) **Revenue Recognition**

The Company recognizes revenue to depict the transfer of promised services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those services. The guidance requires an entity to follow a five-step model to (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company acts as a placement agent which is compensated upon successful placement of the fund with the investor(s) as well as monthly retainer fees. The Company's compensation is typically a monthly retainer fee and a percentage of proceeds raised, as outlined within the executed agreement(s) with the investor(s). The company recognizes revenue upon successful execution of the private placement transaction. The Company recognizes the retainer fees monthly. The Company believes that the performance obligation is satisfied at a point in time upon completion of the private placement transaction. The Company believes that the performance obligation with the monthly retainers is satisfied at a point in time upon completion of the month that the agreement is still in effect.

(4) **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2026 the Company had net capital of $137,565 which was $37,565 greater than its required net capital of $100,000. The Company had a percentage of aggregate indebtedness to net capital of 160.93% as of June 30, 2026.

(5) **Related Party Transactions**

A registered representative of the Company is also a managing director of Net Lease Capital. The Company earned $2,805,227 from Net Lease Capital in private placement fees as shown on the statement of operations for the year ended June 30, 2026.

(6) **Concentrations**

There was one major customer of the Company, Net Lease Capital, that represented 100% of the private placement revenue for the year ended June 30, 2026.

(7) **Segment Reporting**

The Accounting Standards Update (ASU) 2023-07 issued by the Financial Accounting Standards Board (FASB) introduced enhancements to segment reporting requirements for public entities, including broker-dealers. The update aimed to improve the transparency and usefulness of financial disclosures for investors and other stakeholders. ASU 2023-07 disclosure requirements are effective for fiscal years starting after December 15, 2023.

The Company operates as a single line of business as a securities broker-dealer, which is comprised of private placement activity. The Company has identified its Principal/owner as the Chief Operating Decision Maker ("CODM") as specified in ASU 2023-07, who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions.

The Company's operations constitute a single operating segment and therefore, a single reporting segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Company management reviewed the ASU 2023-07 disclosure requirements and determined that no additional disclosures are required as the Company has only a single reportable segment.

(8) **Income Taxes**

The provision for income taxes for the year ended June 30, 2026 is as follows:

Current income tax expense	
Federal	$ -
State and local	150
Total Current	150
Deferred income tax expense	
Federal	-
State and local	-
Total deferred	-
Total provision for income taxes	$ 150

(9) **Subsequent Events**

The Company has evaluated subsequent events through September 28, 2026, the date these financial statements were available for issuance. Management has concluded that there were no significant events requiring recognition and/or disclosure in the financial statement.